The Real Brokerage Inc. Surpasses the 3,000 Real Estate Agent Milestone

International Brokerage Sees a 134% Growth in Agent Count

TORONTO AND NEW YORK -- October 6, 2021 /PRNewswire -- The Real Brokerage Inc. ("Real" or the "Company"), an international, technology-powered real estate brokerage, today announced it has surpassed the milestone of 3,000 real estate agents in its international network. This represents a 134% growth in Real's agent count since October 2020.

In the past 12 months, Real has commenced trading its common shares on the NASDAQ Stock Exchange, launched a new platform for its technology, and broadened its brokerage operations to 36 states and the District of Columbia, with an addition of 16 states including Montana, North Dakota, Minnesota, Indiana, Nevada, and Arizona. The Company also added an international dimension, commencing operations in Canada. Real added leading teams such as Redline Real Estate Group in Canada, Love Local Group in Nevada and Hatch Realty in North Dakota. The Company is focused on building a new model of national real estate brokerage that breaks away from franchise fees and brick-and-mortar offices and provides agents with an attractive commission structure, innovative technology tools and additional financial opportunities.

"The real estate agents at Real are the heart and soul of our business," said Tamir Poleg, CEO and co-founder of Real. "The home-buying and selling experience can be extremely stressful, especially now when markets are highly competitive and crowded. Our agents can navigate the changing landscape well because they are trusted members of their communities, create meaningful relationships with their clients and are true examples of our mission of 'work hard, be kind.' We are proud that more agents are looking to join our team at Real and experience all of the benefits that we have to offer."

About Real

Real (www.joinreal.com) is a technology-powered real estate brokerage operating in 36 U.S. states, the District of Columbia and Canada. Real is building the future, together with agents and their clients. Real creates financial opportunities for agents through better commission splits, best-in-class technology, revenue sharing and equity incentives.

Contact Information

For additional information, please contact:

The Real Brokerage Inc.

Caroline Glennon

ryan@therealbrokerage.com

1+201-564-4221

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, information relating to Real surpassing 3,000 agents, and the business and strategic plans of Real.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release, and the NASDAQ has neither approved nor disapproved the contents of this press release.